UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	456
		£15.2240	682
		£15.2240	1,133
d)	Aggregated information
	Aggregated volume Price	2,271 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr I Mackay
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	316
		£15.2240	471
		£15.2240	702
d)	Aggregated information
	Aggregated volume Price	1,489 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr H Barron
b)	Position/status	Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 13 April on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.3200	309
		$38.3200	233
		$38.3200	369
d)	Aggregated information
	Aggregated volume Price	911 $38.3200
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Conrad
b)	Position/status	Chief People Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	66
		£15.2240	107
		£15.2240	206
d)	Aggregated information
	Aggregated volume Price	379 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr J Ford
b)	Position/status	SVP and Group General Counsel, Legal and Compliance
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	79
		£15.2240	131
		£15.2240	200
d)	Aggregated information
	Aggregated volume Price	410 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Jackson
b)	Position/status	SVP, Global Communications and CEO Office
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	40
		£15.2240	61
		£15.2240	124
d)	Aggregated information
	Aggregated volume Price	225 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	Chief Commercial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	123
		£15.2240	224
		£15.2240	483
d)	Aggregated information
	Aggregated volume Price	830 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Increase in notional interest in ADSs following the re-investment of dividends paid to shareholders on 13 April 2023 on ADSs held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$38.3200	22
		$38.3200	97
d)	Aggregated information
	Aggregated volume Price	119 $38.3200
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	President Corporate Development
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	97
		£15.2240	148
		£15.2240	279
d)	Aggregated information
	Aggregated volume Price	524 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Simard
b)	Position/status	President, Global Supply Chain
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	73
		£15.2240	135
		£15.2240	224
d)	Aggregated information
	Aggregated volume Price	432 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	56
		£15.2240	93
		£15.2240	146
d)	Aggregated information
	Aggregated volume Price	295 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO, ViiV Healthcare and President, Global Health, GSK
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	116
		£15.2240	98
		£15.2240	357
d)	Aggregated information
	Aggregated volume Price	571 £15.2240
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr T Wood
b)	Position/status	Chief Scientific Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	Increase in notional interest in Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Deferred Annual Bonus Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	169
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction
Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Performance Share Plan subject to a 2-year holding period

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	4,731.228
d)	Aggregated information Aggregated volume Price	N/A (single transaction)
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr I Mackay
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction
Acquisition of Ordinary Shares following the re-investment of dividends paid to shareholders on 13 April 2023 on Ordinary Shares held in the Company's Performance Share Plan subject to a 2-year holding period

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.2240	2,573.292
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Hal Barron
b)	Position/status	Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$37.5050	4
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr Vishal Sikka
b)	Position/status	Independent Non-Executive Director
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W2044
b)	Nature of the transaction	Acquisition of ADSs following the re-investment of dividends paid to shareholders on 13 April 2023
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$37.5050	10
d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2023-04-17
f)	Place of the transaction	New York Stock Exchange (XNYS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 19, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc